

Innovate... Invest... Deliver.

2007 Summary Annual Report

Spectra Energy

Contents

Thinking Big and Caring Deeply

Spectra Energy is a company of big ideas, bold moves and deeply held principles. Our corporate conscience guides our work every day – from our dedication to meeting growing energy needs ... to our open, inclusive approach to partnering with diverse stakeholders... to a steadfast commitment to respecting the natural resources of our world. Because we care, Spectra Energy innovates... invests... and delivers.

On the Cover: ***Whale Spotting:*** *Building underwater pipelines is a huge job, involving precision technology, careful attention to marine habitat and close collaboration with key regulatory, environmental and community partners.*

In building the Northeast Gateway Lateral, a 16-mile subsea pipeline off the coast of Massachusetts to connect Excelerate Energy's deepwater LNG port to our Algonquin system and to growing Northeast markets, Spectra Energy encountered some big neighbors! In concert with Excelerate, state and federal agencies, we took innovative steps to protect the Humpback,and North Atlantic Right whales and other marine mammals that make their home in Massachusetts Bay.

The project's Marine Mammal Observer Program ensured that two teams of spotters were on board each of the construction vessels 24/7. When marine mammals approached the site, we adhered to detailed protocols to safely cease work to protect whales and other marine wildlife from construction noise.

Spectra Energy and the extended Northeast Gateway team worked closely with numerous agencies and institutions, including the National Oceanic and Atmospheric Administration, which includes the National Marine Fisheries and Stellwagen Bank National Marine Sanctuary, Cornell University, the New England Aquarium, Woods Hole Oceanographic Institution, Massachusetts Division of Marine Fisheries and the U.S. Coast Guard. Thanks to all for helping us complete this project safely and without harm to these noble creatures!

This is Spectra Energy's first annual report and a great opportunity to get to know your new company better.

Spectra Energy is one of North America's leading natural gas infrastructure companies, offering services in the gathering and processing, transportation and storage, and distribution businesses. But we are far more than what we do – or the miles of pipeline we manage. We're a community of dedicated, hardworking individuals, focused on building productive relationships and a vibrant, sustainable energy future.

Financial Highlights

(In millions, except per-share amounts and percentages)	2007	2006
Common Stock Data		
Earnings per share		
Basic	$ 1.51	n/a[a]
Diluted	$ 1.51	n/a
Dividends per share	$ 0.88	n/a
Shares outstanding		
Year-end	632	n/a
Weighted average – basic	632	n/a
Weighted average – diluted	635	n/a
Income Statement		
Operating revenues	$ 4,742	$ 4,532
Total reportable segment Earnings Before Interest and Taxes (EBIT)	2,115	1,995
Income from continuing operations	944	936
Income from discontinued operations, net of tax	13	308
Net income	957	1,244
Balance Sheet		
Total assets	$22,970	$20,345
Total debt	9,398	8,625
Capitalization		
Common equity	40%	38%
Minority interests	5%	4%
Total debt	55%	58%
Capital and Investment Expenditures	$ 1,501	$ 1,163

[a] not applicable

2007 EBIT by Business Segment
In millions



Field Services
$533
U.S. Transmission
$894
Western Canada
Transmission & Processing
$366
Distribution
$322

Letter from the President & CEO

To our valued investors and stakeholders:

Thank you for your role in helping us successfully launch Spectra Energy in its first year! We could not have done it without you – our investors, employees, customers and communities. Your confidence and dedication helped us realize our vision of becoming one of North America's premier natural gas infrastructure companies.

Together, we delivered a debut year rich in accomplishment: We defined Spectra Energy as a company committed to innovating, investing and delivering. We made giant strides in expanding our footprint of pipeline and storage assets across North America, responding to the critical need for increased, reliable natural gas infrastructure. We exceeded the financial goals we set for ourselves, and we set a clear course toward creating long-term value and growth for you, our investors. And as we focused Spectra Energy on the bright future ahead, we continued to conduct our business with the level of integrity, stewardship and respect that has been our hallmark for close to a century.

2007 Accomplishments

We made a number of commitments to you when we launched Spectra Energy, and we've delivered.

On the financial front, we achieved diluted earnings per share of $1.51, and we generated net income of $957 million.

We've maintained a strong balance sheet that enables us to execute on expansion plans and seize emerging opportunities.

We reduced ongoing corporate and administrative costs by more than $20 million – surpassing our pledge to achieve that level of savings by year-end 2008.

We enhanced our competitiveness and ability to grow shareholder value by launching our master limited partnership, Spectra Energy Partners (NYSE: SEP), at a record yield of 5.45 percent, and with net proceeds to Spectra Energy of $345 million.



Fred J. Fowler, president and chief executive officer

In January 2008, we announced a four cent increase in our annual dividend, bringing it to 92 cents per share – a 4.6 percent increase squarely in line with our targeted 60 percent payout ratio.

We told you we were going to invest in expansion projects – and we did just that: In 2007, we invested about $1 billion in capital expansion, placing 13 strategic new pipeline and storage projects into service. These projects include key efforts like our Northeast Gateway pipeline project, connecting Excelerate Energy's new LNG regasification terminal in Massachusetts Bay to our Algonquin system; our TIME II project in Pennsylvania that expands our Texas Eastern mainline; capacity increases at our Egan and Moss Bluff salt cavern storage facilities; and the second phase of an expansion to the Union Gas transmission system.

Capital and Investment Expenditures by Segment
In millions


$2,500
$1,875
$1,250
$625
2006
2007
2008
(projected)
US Transmission
Western Canada
Distribution
Other

Those are just a few of the projects we're developing and delivering. They are high-quality projects, underpinned by firm contracts and poised to deliver the 10 to 12 percent return on capital criterion we've set for Spectra Energy. As you would expect, we're exercising discipline and diligence in our review of opportunities. We're evaluating a lot of them… aggressively pursuing those that make sense… and delivering the ones that create strong earnings growth for investors.

We also maintained our steady focus on operational excellence. Our 2007 maintenance program was intensive, with eight successful plant turnarounds in Western Canada, the largest in-line inspection program conducted in the history of our U.S. business, and Union Gas' continued work on both its transmission integrity management program and its replacement of aging distribution system infrastructure. Clearly, the men and women who operate and maintain our assets are dedicated to ensuring a safe and reliable system.

In 2007, we continued to protect and build upon our competitive position in all segments of our business:

In the U.S., we enjoyed increased throughput in all of our pipelines and a 95 percent contract renewal rate on our Texas Eastern and Algonquin systems.

Union Gas continued to grow its customer base, connecting approximately 24,000 new customers during the year. In addition, Union Gas was able to grow its business as a result of pipeline expansions, enhancement to its energy conservation programs and building on market opportunities in its storage business.

Our Western Canadian assets proved to be well positioned to capture the drilling that occurred in 2007, and our Empress natural gas liquids business continued to deliver outstanding financial results.

In 2007, DCP Midstream, our joint venture with ConocoPhillips, completed approximately $800 million in acquisitions, including the addition of gathering and processing assets that bring us into the important Fort Worth, Piceance and Powder River basins.

We also focused on leadership in 2007, continuing to build a culture of high performance and employee empowerment. The safety of our team, contractors and public is of utmost importance to Spectra Energy, and while we made steady progress on safety performance in all our businesses, we were deeply saddened by the tragic death of a teammate at DCP Midstream. We are honoring his memory by taking quick preventive measures in line with our zero injury and work-related illness goal, and by redoubling our efforts to keep one another out of harm's way.

Despite our strong financial and operational results, we are disappointed that our stock price hasn't fully reflected this positive first year. While the volatility and dynamics affecting the economy and equity markets have not been conducive to our stock's performance, we are also a new company with a new story that needs to be told. We will continue to inform investors – through action and results – about the tremendous potential and value proposition of Spectra Energy. And, as our story continues to unfold, and external factors readjust, I'm confident that investors and the marketplace will increasingly recognize Spectra Energy's compelling value proposition. In the meantime, we'll continue to be laser-focused on executing our business plan, adhering to disciplined financial management and delivering exceptional results every day.

"Your new company is thriving in this transformational era of energy. We are well positioned in the fastest growing markets on the continent. We have the financial wherewithal and flexibility to fund continued growth. We have the best fleet of natural gas assets in North America, managed by the best employee team in the business."

2008 and Beyond

2007 was a great year – but we've only just begun! We see great promise and possibility on the horizon, and we will continue to stretch ourselves to seize opportunities and create value.

We're taking an expansive view of the future, and our entire team is motivated to deliver results on your behalf: Our 2008 employee incentive target of $1.56 per share represents an 11 percent increase over our 2007 target.

We expect to see growth in each of our businesses in 2008 and through 2010. From 2007 through 2010, we project seven to nine percent EBIT growth at Spectra Energy Transmission. And we expect to enjoy significant earnings and cash flow at DCP Midstream for the next several years – cash flow that will help us finance ongoing capital expansion efforts.

During 2008, we expect to complete and bring into service some $1.5 billion in new pipeline, gas processing, storage and distribution projects. We will invest more than $1 billion annually through 2010 – investment that will total more than $4 billion and deliver more than $500 million in additional annual EBIT by 2011.

You will see us expanding our presence in the high-growth markets of the Northeast and Southeast United States and in Ontario and Western Canada. We will assess consolidation opportunities that might arise, and we'll continue to evaluate other opportunities in our sector, such as crude and products pipelines.

We have a clear and pragmatic view of the future as well, and we're tackling the challenges head-on.

As you may know, we've seen an escalation in material and labor costs associated with our sector's massive infrastructure build-out. It's something we're focused intently on, and we've implemented a number of measures to ensure we effectively manage through external cost pressures. We're starting to see these efforts pay off.

Another challenge relates to the need for environmental ingenuity that allows us to unite efforts around the climate change debate. In Western Canada, our greenhouse gas sequestration projects rank among the world's largest and have been recognized by the United Nations Intergovernmental Panel on Climate Change. We're also working hard to reduce greenhouse gas emissions from our midstream natural gas operations, and we'll continue to build on the significant gains we've made in lowering methane releases. Increasingly, we're engaging at a policy level, providing leadership on climate change and other key issues that affect our business, our industry and our world.

We'll continue our push to expand our intellectual talent, developing leaders at every level within our organization. The competition for experienced personnel in our industry is growing fierce. We enjoy a talent advantage today – and we're working to maintain that advantage well into the future.

Your new company is thriving in this transformational era of energy. We are well positioned in the fastest growing markets on the continent. We have the financial wherewithal and flexibility to fund continued growth. We have the best fleet of natural gas assets in North America, managed by the best employee team in the business. And we are inspired by the trust you have placed in Spectra Energy to drive this good company to greatness.

On behalf of the dedicated men and women I am proud to work alongside, thank you for your continued confidence in Spectra Energy. We are excited and invigorated and look forward to our shared future.



Fred J. Fowler
President and Chief Executive Officer

pectra Energy Charter

Ve are **Spectra Energy**, one of North America's premier natural gas infrastructure companies.

We create superior and sustainable value for our investors, customers, employees, and communities by providing natural gas gathering and processing, transmission, storage and distribution services.

To be an industry leader, we must:

- Deliver on our 2008 financial commitments.
- Enhance and solidify our profile and position as a premier natural gas infrastructure company.
- Aggressively develop new opportunities and projects that add long-term shareholder value.
- Enhance our core competencies of customer service, reliability, cost management, and compliance.
- Build on our high-performance culture by focusing on safety, diversity, inclusion, leadership and employee development.
- Focus on the future

In conducting our business, we value:

- ***Stewardship –*** Demonstrating a commitment to environmental responsibility and vibrant communities
- ***Integrity –*** Ethically and honestly doing what we say we will do
- ***Respect for the Individual –*** Embracing diversity and inclusion, enhanced by openness, sharing, trust, leadership, teamwork and involvement
- ***High Performance –*** Achieving superior business results and stretching our capabilities
- ***Safety –*** Sharing a relentless commitment to a zero work-related injury and illness culture
- ***Win-Win Relationships –*** Having relationships which focus on the creation of value for all parties
- ***Initiative –*** Having the courage, creativity and discipline to lead change and shape the future

We know we are successful when:

- We deliver superior returns for our investors
- Our customers, suppliers and communities benefit from our relationships
- Every employee starts each day with a sense of purpose, and ends each day safely with a sense of accomplishment

Letter from the Chairman

Fellow investors:

First, let me thank you for your investment of confidence in Spectra Energy – and congratulate the employees of our fine company on delivering an exceptional 2007!

The employees of Spectra Energy accomplished a tremendous amount in 12 short months, creating a strong, sustainable, stand-alone company. They have built the new internal structures and processes required of an independent organization. They've successfully embarked on a massive infrastructure build-out… and they're building relationships with all of the stakeholders we're privileged to serve.

From day one, our expectations for this new company were extremely high. We made no allowance for this inaugural year. But the employees of Spectra Energy have lived up to those expectations, and I'm extremely proud of their focus and hard work. Our CEO Fred Fowler and his entire team are committed to maintaining this momentum, creating high value and operating an unrivaled network of assets to the highest standards of excellence, safety and reliability.

"Your company has stepped up to the plate. Not only is Spectra Energy assessing the opportunities ahead, we are proactively delivering the operational and financial results you expect of us."

Spectra Energy faces a new slate of industry, economic and geopolitical challenges. The supply/demand equation for natural gas is dramatically different from what it was a decade ago – even six months ago. So are the issues at the top of North America's public policy agenda. Globalization and the growing appetite for commodities in countries like China and India… addressing the enormity of climate change… monetary policy and fluctuating exchange rates – all have resounding implications for our business and our future.

I have spent more than 30 years in the natural gas business, and I can tell you today that this is the best time to be where we are.

Natural gas is ***the*** growth sector of energy, with demand rising at record levels, a heightened appreciation for the environmental appeal of this clean-burning fuel and expanding opportunities in the areas of liquefied natural gas and storage.

Your company has stepped up to the plate. Not only is Spectra Energy assessing the opportunities ahead, we are proactively delivering the operational and financial results you expect of us.

My priority during this first year has been assembling a broad-based, talented board of directors. Your directors, introduced on pages 28 and 29 of this report, are deeply committed and engaged, and they are providing tremendous strategic guidance and expertise. They join me in holding the bar high for Spectra Energy performance in all areas – financial results, operational excellence, governance, stewardship and accountability. I am grateful for the dedicated service and wise counsel of director Roger Agnelli, who leaves our board in May. We will miss Roger's leadership, which helped us set the course for an independent Spectra Energy, and we wish him well as he departs to focus his attention on the dynamic growth of Vale (formerly CVRD), one of the world's largest and most successful mining companies.

Spectra Energy enjoys the unique advantage of being a new company with deep roots. We bring established assets, markets, customers and a talented team to the table. The employees working on your behalf are energized and inspired. They are taking a fresh, unfettered look at how we run this new company – and how we create new levels of value and growth.



2007 was a defining year in which we reassessed "tried and true" strategies of the past. Our challenge going forward will be to continually reinvent and recalibrate, staying well ahead of shifting market, economic and geopolitical dynamics. I have every confidence that Spectra Energy can do just that.

We are committed to being faithful stewards of your investment, and we thank you for supporting us during this inaugural year!

Paul M. Anderson
Chairman of the Board



Spectra Energy Assets
Vancouver
Calgary
Regina
Winnipeg
Halifax
Waltham
Chatham
Denver
Nashville
Tulsa
Midland
Houston
Tampa

2007 natural gas pipeline throughput	3.6 trillion cubic feet
Miles of transmission pipe	18,000
Miles of gathering and processing pipe	58,000
Miles of distribution pipe	37,000
Storage capacity	265 billion cubic feet
Retail customers	1.3 million

- ☆ Corporate Headquarters (Houston)
- ○ Major Office Locations
- Natural Gas Storage
- Natural Gas Liquids (NGL) Pipeline
- Union Gas Distribution Service Area
- ▲ BC Field Services Processing Plant
- △ Western Canada Midstream Processing Plant
- △ DCP Processing Plant
- DCP Natural Gas Gathering Pipeline
- ■ DCP Propane Terminal
- Texas Eastern Transmission Pipeline
- Algonquin Gas Transmission Pipeline
- Maritimes & Northeast Pipeline
- Union Gas
- East Tennessee Natural Gas Pipeline
- Gulfstream Pipeline
- Western Canada Transmission & Processing
- Southeast Supply Header

U.S. Transmission

Spectra Energy has one of the largest natural gas transportation systems in the U.S., encompassing more than 13,500 miles of transmission pipelines and 115 billion cubic feet (Bcf) of storage capacity.

Algonquin	The Algonquin pipeline in New England transports up to 2.2 Bcf of gas per day through more than 1,100 miles of pipeline.
East Tennessee	East Tennessee, wholly owned by Spectra Energy Partners, delivers up to 1.4 Bcf per day through more than 1,400 miles of pipeline in the Southeastern U.S.
Gulfstream	A partnership between Spectra Energy, Spectra Energy Partners and Williams, Gulfstream is the largest pipeline in the Gulf of Mexico, delivering up to 1.1 Bcf per day via 700 miles of pipeline in the Gulf of Mexico and Florida.
Maritimes & Northeast Pipeline	The Maritimes & Northeast pipeline delivers up to 420 million cubic feet per day of natural gas in the Northeast U.S. and up to 530 million cubic feet per day in Canada. The 900-mile pipeline system is jointly owned by Spectra Energy, Emera and ExxonMobil.
Storage Services	Spectra Energy has significant gas reservoir and salt cavern natural gas storage capabilities. Our storage assets are strategically located in both supply and market areas.
Texas Eastern Transmission	Texas Eastern transports up to 6.5 Bcf per day from producing fields in the Gulf Coast region of Texas and Louisiana to high-demand markets in the Northeastern U.S. The pipeline comprises 8,700 miles of onshore pipe and 100 miles of pipe into the Gulf of Mexico.

Western Canada Transmission & Processing

Focused on the midstream natural gas and gas liquids value chain, Spectra Energy's Western Canadian portfolio constitutes one of the largest natural gas midstream businesses in Canada. Businesses include:

BC Pipeline	BC's 1,800 miles of pipeline are capable of transporting up to 2.2 Bcf per day.
BC Field Services	Gathering raw natural gas from diverse supply sources such as the Yukon, southern Northwest Territories, Alberta, and northern British Columbia, BC Field Services has 1,600 miles of gathering pipelines and five processing facilities, with capacity of up to 2.1 Bcf per day.
Midstream	Our Western Canada midstream business has 13 natural gas gathering and processing facilities with capacity of more than 900 million cubic feet per day and 1,000 miles of raw gas gathering pipelines.
Natural Gas Liquids	Our Empress system includes natural gas liquids (NGL) extraction, fractionation, transportation, storage and marketing operations. Facilities include up to 2.2 Bcf per day of NGL extraction; 55,000 barrels per day of fractionation capacity; a 580-mile NGL pipeline; and 4 million barrels of underground NGL storage.

Distribution

Through Union Gas, we offer natural gas distribution service to about 1.3 million commercial, industrial and residential customers in Ontario, as well as storage and transportation services for other utilities and energy market participants in Ontario, Quebec and the U.S. Union Gas operates 37,000 miles of distribution main and service pipelines and has working storage capacity of approximately 150 Bcf.

Field Services

DCP Midstream is one of the nation's largest natural gas gatherers and processors, the largest NGL producer and one of the largest NGL marketers in the U.S. DCP Midstream is a 50-50 joint venture between Spectra Energy and ConocoPhillips. DCP Midstream owns and operates the general partnership of DCP Midstream Partners, LP, a master limited partnership created in 2005.





Innovation at work...

LNG: the next chapter of natural gas The growing prominence of liquefied natural gas (LNG) is an exciting "next chapter" for North America's natural gas industry – and Spectra Energy is helping to shape the future.

Declines in conventional natural gas production and projected decreases in Canadian imports mean that the U.S. must rely increasingly on LNG, the liquid form of the same natural gas used widely to heat homes and generate electricity. While today LNG accounts for less than four percent of U.S. natural gas supply, by 2025 it is expected to contribute as much as 29 percent of our domestic natural gas supply.

Three Spectra Energy projects, placed into service in 2007, will deliver substantial volumes of natural gas to the Northeast U.S. where demand is rising rapidly. The Northeast Gateway Lateral, TIME II and Cape Cod Extension projects are part of our ongoing strategy to connect Northeast markets with new volumes from East Coast LNG facilities and Western U.S. basins, helping to increase supply diversity and competition in the region.

Doreen Wrick, project director, business development, works in Waltham, Mass., and is part of a team that manages the commercial development of new projects in the Northeast.


New Hampshire
Dracut
Gloucester
Existing 30"
Hubline℠ Pipeline
Massachusetts
Salem
Northeast
Gateway
Lateral
Boston
Weymouth

Located off the coast of Massachusetts, the Northeast Gateway Lateral is capable of transporting up to 800 million cubic feet per day of natural gas and links Excelerate Energy's deepwater LNG port to Spectra Energy's Algonquin system. And we're doubling the capacity on the U.S. leg of our Maritimes & Northeast pipeline system to accommodate LNG from new Canadian facilities.

Also under way is the proposed East-to-West expansion of the Algonquin system, which will deliver more than three-quarters of a billion cubic feet per day of LNG-based supplies into Northeast markets. The East-to-West project, due to be in service in 2009, will allow Algonquin to reverse flow on its system to transport critical LNG supplies from the Eastern seaboard to New England and Northeast markets. In addition to the high-growth markets on Algonquin, these new supplies will access markets through existing interconnects with our Texas Eastern and Maritimes & Northeast pipelines.

Spectra Energy recognizes LNG's critical role in expanding supply diversity, choice and reliability. We're connecting supply from all compass points, and we're innovating to serve the growing needs of markets across North America.





Innovation at work...

Resources in reserve Spectra Energy is one of the largest natural gas storage providers in North America, with approximately 265 billion cubic feet (Bcf) of storage capacity in key supply and market regions.

Our Market Hub Partners unit, a 50/50 joint venture with Spectra Energy Partners, exemplifies the growth direction we see ahead. As demand for salt cavern storage has grown, we've added space, injection and withdrawal capacity to our Moss Bluff and Egan facilities. These assets are well positioned to balance shifting supply sources and growing markets through multiple pipeline connections. We're building two new storage caverns at Egan and recently received regulatory approvals to construct a salt cavern storage facility in Copiah County, Miss., and to expand Moss Bluff. In the Northeast, our Steckman Ridge storage project, co-owned with New Jersey Resources, will help mid-Atlantic and New England markets manage supply, price volatility and reliability.

Our Union Gas storage facility at Dawn, Ontario, is one of North America's key market hubs, with a working gas storage capacity in excess of 150 Bcf. Union Gas is adding two new storage assets to its mix: a 1 Bcf natural gas storage reservoir located near Sarnia, Ontario, coming into service in 2009; and a 75 percent interest in a 3 Bcf storage reservoir in Huron County, Ontario.

Allen Perry manages Spectra Energy's Southeast storage area, consisting of the Moss Bluff and Egan facilities. These Gulf Coast assets provide customers with more than 35 billion cubic feet of working gas capacity.



Walking the sustainability talk At Spectra Energy, we can sum up our approach to sustainability in one word – value. We value the human, natural and financial resources within our trust. We are committed to delivering value – to investors, employees, customers and communities. And we work and live by a set of values anchored in respect for our environment, our team, our stakeholders and our future.

You see sustainability in action at Spectra Energy every day: in Union Gas' energy conservation efforts; in our philanthropic giving, focused on education, community and a competitive workforce; in our wetlands restoration work; and in the thousands of employees volunteering with community and charitable organizations. You see sustainability at work in our stakeholder outreach programs; in our carbon sequestration facilities and waste heat recovery projects; and in our efforts to recruit and develop a "next generation" of company leaders.

To better coordinate our holistic approach, we have launched a company-wide sustainability program, building upon our foundation and setting goals by which we will measure and report on our progress. We have a committed team working to implement our sustainability program across all regions and functional areas, and together we will create lasting, meaningful value for all we serve.

Sue Malcolm, director of sustainability, develops and implements Spectra Energy's sustainability initiative, which encompasses the environmental, social and economic aspects of our business.


South Peace Pipeline
Pine River Expansion
Dawn Area Storage
Dawn Storage Deliverability
Tribute Storage
Dawn - Trafalgar Phase III
Bronco Pipeline / West
TIME III
Lebanon Connector
Steckman Ridge
Northern Bridge
Glade Spring
Copiah Storage
Southeast Supply Header
Egan Expansion
Moss Bluff Expansion
Gulfstream IV
Gulfstream Expansion – G-2
Gulfstream III

Spectra Energy Expansion Projects

- Natural Gas Storage
- Natural Gas Liquids (NGL) Pipeline
- Union Gas Distribution Service Area
- BC Field Services Processing Plant
- Western Canada Midstream Processing Plant
- Texas Eastern Transmission Pipeline
- Algonquin Gas Transmission Pipeline
- Maritimes & Northeast Pipeline
- Union Gas
- East Tennessee Natural Gas Pipeline
- Gulfstream Pipeline
- Western Canada Transmission & Processing
- Southeast Supply Header

Investing in our future...

Expanding our horizons 2007 was a year in which strong industry fundamentals and a growing need for new natural gas supply and infrastructure aligned with what Spectra Energy does best: provide reliable, responsive energy solutions to the customers we serve across North America.

During the year, we invested more than $1 billion in expansion growth, and brought into service 13 new projects. Combined, these portfolio additions will contribute $75 million in earnings before interest and taxes (EBIT) in 2008.

We expanded the capacity of Spectra Energy's North American natural gas transmission system by 1.6 billion cubic feet per day – enough natural gas to heat 1.5 million homes. And we expanded from a strong base position that connects us to four of North America's fastest growing markets: the Northeast U.S., the Southeast U.S., Ontario and British Columbia.

We completed the first phase of our TIME II project on our Texas Eastern Transmission pipeline, which will increase transportation capacity between Northeast markets and Midwestern supplies. The second phase of TIME II will come into service in 2008. A recent expansion of Spectra Energy's Algonquin Gas Transmission system is helping suppliers better serve the growing needs of customers in Cape Cod, Mass.




In the Southeast, we responded to the elevated role of natural gas storage in our energy landscape, installing additional compression at our Egan storage facility and enhancing our Moss Bluff facility.

In Canada, Union Gas continued to expand infrastructure in Ontario with a new pipeline connection to St. Clair Energy Centre's gas-fired power plant, ongoing expansion of the Dawn-Trafalgar transmission system and an ambitious program to increase deliverability from the Dawn storage reservoir.

To further expand and upgrade our gas gathering and processing systems in Western Canada, Spectra Energy completed a number of key projects, including Pine River Phase II, Aitken Creek Crossover, Valhalla Pipeline, West Doe Plant and Peace River Crossing.

In every region we serve, we're expanding our market reach and responsiveness, and our current and future portfolio opportunities are underpinned by firm contracts and sound fundamentals.

Jim Luskay, regional director, engineering and construction, is responsible for such eastern U.S. projects as Northeast Gateway, Time II and Time III, Ramapo and East-to-West.



Investing in our future...

Expanding our gathering and processing footprint DCP Midstream, Spectra Energy's 50/50 joint venture with ConocoPhillips, is one of the largest natural gas gatherers, processors and marketers in the U.S., as well as the largest producer of natural gas liquids in the nation.

In 2007, DCP Midstream delivered a year of strong earnings and growth. The company and its master limited partnership (MLP), DCP Midstream Partners, completed more than $800 million in acquisitions during the year, extending its gathering and processing footprint in three of North America's prominent producing basins – Fort Worth, Piceance and Powder River. DCP Midstream Partners also acquired an impressive fleet of gathering and compression assets in Oklahoma from Anadarko.

During the year, DCP Midstream contributed approximately $270 million of assets to DCP Midstream Partners, enabling the MLP to acquire a 25 percent interest in DCP East Texas Holdings, LLC, and a 40 percent interest in Discovery Producers Services, LLC. All of these strategic transactions help us achieve two key growth objectives: increasing the combined midstream footprint of DCP Midstream and its MLP, and delivering strong, sustainable investor value.

Jonni Anwar, manager of corporate development, focuses on merger and acquisition opportunities that create value for DCP Midstream, Spectra Energy and our investors.



A company of leaders and doers We are investing in our human resources – the talented men and women of Spectra Energy who drive our growth plans, deliver results and create value.

Our "Leading a High Performance Organization" sessions brought together more than 900 managers and supervisors to focus on strategy, execution, excellence and accountability.

In 2007, we launched our "Rising Leaders" program, in concert with Southern Methodist University's Cox School of Business. Participating employees gain leadership depth and versatility.

These are just a couple of highlights from our deep curriculum of programs designed to develop, train and motivate our talented workforce.

Dennis Ewbank, general manager, financial planning and analysis, and Leah Nash, manager, corporate accounting, share perspective as mentor/mentee partners.





Delivering on our promises...

Marking a milestone year in Western Canada In 2007, we celebrated the 50th anniversary of Spectra Energy's operations in Western Canada – and looked ahead to serving the region for many years to come.

In the Peace River Arch region of northeast British Columbia, we completed projects that complement our existing infrastructure and provide reliable market access to new customers. The Valhalla Pipeline Project will transport sour gas into our West Doe plant, where a new sour gas processing facility will process the more than 23 million cubic feet of gas delivered every day.

We also focused on optimizing our existing portfolio of assets, completing a $40 million maintenance "turnaround" program at eight facilities in Western Canada. This ambitious undertaking, involving the coordinated efforts of hundreds of employees and contractors, was completed safely and on time.

We further honored our half-century mark by engaging our valued community partners. Fifty community organizations dedicated to safety and environmental initiatives benefited from our WISE grant program, and 10 Aboriginal students at the University of Northern British Columbia were awarded scholarships to support their educational pursuits.

Blake Bowyer, team leader, operations, is one of a strong team responsible for the safe and efficient operation of the McMahon Plant in Taylor, British Columbia.




Spectra Energy

Focusing on safety, reliability and efficiency While in the midst of one of the greatest expansion efforts in our company's history, we remain focused on Spectra Energy's foundational core of operational excellence.

In 2007, Spectra Energy Transmission made bold strides in the area of safety, achieving noteworthy improvements from three-year averages in these key measures: our total recordable injury rate declined 14 percent; our vehicle incident rate dropped 14 percent; and our lost workday rate fell 18 percent. We'll continue to champion this positive trend as we move toward the goal of finishing each day injury and accident free.

We reached the 50 percent completion milestone on our ambitious U.S. pipeline integrity program, conducting detailed baseline inspections across our system. In 2008, we'll inspect 42 separate sections totaling more than 1,000 miles of pipeline, a painstaking effort designed to ensure our network of pipelines operates to the highest standards of excellence. We've also implemented new security measures at our compressor stations – vital links in moving natural gas efficiently.

Kelvin Wright, area supervisor, manages operations and maintenance activities at Blessing Compressor Station in Blessing, Texas.


uniongas

Delivering on our promises...

Service and stewardship at Union Gas Union Gas delivers on the promise of clean, dependable natural gas distribution service to approximately 1.3 million customers in 400 communities throughout Ontario, Canada.

Union Gas' storage and transportation assets link the movement of natural gas from all major North American supply basins to central Canadian and Northeastern U.S. markets. We're continuing to expand our position with the addition of incremental capacity on the Dawn-Trafalgar pipeline system; the acquisition of two new storage reservoirs that will add almost 4 billion cubic feet of new storage capacity to Union's current portfolio; and high-deliverability storage and short notice balancing services that increase shipper flexibility.

We're keeping our pledge to be a good environmental steward as well. Union Gas delivers an array of energy efficiency programs to customers – programs that last year helped save about 3.2 billion cubic feet of natural gas, or the equivalent of taking 35,000 homes off the system. Three new office buildings being constructed to the highest energy and environmental design standards are expected to reduce the need for municipal water by 50 percent, natural gas consumption by 35 percent and electricity use by 40 percent.



Lynne Swan manages Union Gas' Customer Contact Centre in Ontario.


Spectra
Energy

Energizing communities across the continent In 2007, in cities from Houston to Vancouver, employees rallied to address the needs of their communities – stocking food bank shelves, building Habitat for Humanity homes, tutoring schoolchildren, and partnering with charitable and relief organizations.

Across Ontario, we stepped up our support of community safety programs, including Block Parent safety programs, carbon monoxide and smoke detector awareness efforts, and Children's Safety Villages that teach important skills. In British Columbia, we co-sponsored "Science World on the Road," an outreach program that engages K-7 students in science literacy. And in Texas, employees bicycled 150 miles from Houston to Austin to raise money and awareness in the fight against Multiple Sclerosis.

We are proud to champion the efforts of our caring employees by providing volunteer grants, matching dollars for charitable and non-profit donations, on-line tools that match community needs with employee interests and our annual Helping Hands in Action volunteer coordination event.



Daniel Tran, general manager, engineering projects, led the company's 2007 United Way Campaign in Houston. Spectra Energy employees raised a record $2.18 million for United Way agencies across North America.

Condensed Consolidated Statements of Operations

(In millions, except per-share amounts)	Years Ended December 31, 2007	2006
Operating Revenues		
Transportation, storage and processing of natural gas	**$2,238**	$2,126
Distribution of natural gas	**1,664**	1,623
Sales of natural gas and natural gas liquids	**601**	531
Other	**239**	252
Total operating revenues	**4,742**	4,532
Operating Expenses		
Natural gas and petroleum products purchased	**1,416**	1,435
Operating, maintenance and other	**1,372**	1,410
Depreciation and amortization	**525**	489
Total operating expenses	**3,313**	3,334
Gains on Sales of Other Assets and Other, Net	**13**	47
Operating Income	**1,442**	1,245
Other Income and Expenses		
Equity in earnings of unconsolidated affiliates	**596**	609
Losses on sales and impairments of equity method investments	**—**	(3)
Other income, net	**53**	130
Total other income and expenses	**649**	736
Interest Expense	**633**	605
Minority Interest Expense	**71**	45
Earnings From Continuing Operations Before Income Taxes	**1,387**	1,331
Income Tax Expense From Continuing Operations	**443**	395
Income From Continuing Operations	**944**	936
Income From Discontinued Operations, Net of Tax	**13**	308
Income Before Cumulative Effect of Change in Accounting Principle	**957**	1,244
Cumulative Effect of Change in Accounting Principle, Net of Tax and Minority Interest	**—**	—
Net Income	**$ 957**	$1,244
Earnings per Common Share – Basic and Diluted	**$ 1.51**	n/a[a]
Dividends per Common Share	**$ 0.88**	n/a

[a] not applicable

Condensed Consolidated Balance Sheets

(In millions)	December 31, 2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 94	$ 299
Receivables	907	779
Inventory	287	397
Other	91	150
Total current assets	1,379	1,625
Investments and Other Assets		
Investments in and loans to unconsolidated affiliates	1,780	1,618
Goodwill	3,948	3,507
Other	631	232
Total investments and other assets	6,359	5,357
Property, Plant and Equipment, Net	14,300	12,394
Regulatory Assets and Deferred Debits	932	969
Total Assets	$22,970	$20,345
LIABILITIES AND STOCKHOLDERS' / MEMBER'S EQUITY		
Current Liabilities		
Accounts payable	$ 363	$ 246
Notes payable and commercial paper	715	349
Current maturities of long-term debt	338	550
Other	1,006	1,213
Total current liabilities	2,422	2,358
Long-term Debt	8,345	7,726
Deferred Credits and Other Liabilities		
Deferred income taxes	2,883	2,980
Regulatory and other	1,657	1,077
Total deferred credits and other liabilities	4,540	4,057
Minority Interests	806	565
Stockholders' / Member's Equity	6,857	5,639
Total Liabilities and Stockholders' / Member's Equity	$22,970	$20,345

Condensed Consolidated Statements of Cash Flows

(In millions)	Years Ended December 31, 2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$ 957**	$ 1,244
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**534**	606
Gains on sales of investments and other assets	**—**	(509)
Deferred income taxes	**110**	104
Minority interest	**71**	60
Equity in earnings of unconsolidated affiliates	**(596)**	(712)
Distributions from unconsolidated affiliates	**569**	707
Changes in working capital	**(132)**	472
Other	**(46)**	(1,278)
Net cash provided by operating activities	**1,467**	694
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	**(1,202)**	(987)
Investments in and loans to unconsolidated affiliates	**(285)**	(87)
Sales (purchases) of available-for-sale securities, net	**(145)**	485
Net proceeds from the sales of equity investments and other assets	**15**	2,279
Settlement of net investment hedges and other investing derivatives	**—**	(163)
Distributions from unconsolidated affiliates	**87**	152
Other	**(14)**	(110)
Net cash provided by (used in) investing activities	**(1,544)**	1,569
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in notes payable, commercial paper and long-term debt, net	**168**	398
Dividends paid	**(558)**	—
Proceeds from issuances of subsidiary stock	**230**	104
Distributions and advances to parent	**—**	(2,450)
Cash associated with operations transferred to Duke Energy Corporation	**—**	(427)
Other	**(31)**	(79)
Net cash used in financing activities	**(191)**	(2,454)
Effect of exchange rate changes on cash	**63**	(1)
Net decrease in cash and cash equivalents	**(205)**	(192)
Cash and cash equivalents at beginning of period	**299**	491
Cash and cash equivalents at end of period	**$ 94**	$ 299

Condensed Consolidated Statements of Equity and Comprehensive Income

(In millions)	Common Stock/ Paid-in Capital	Retained Earnings/ Member's Equity	Accumulated Other Comprehensive Income: Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Income: Other	Total
December 31, 2005	$ —	$10,848	$ 783	$ (127)	$11,504
Net income	—	1,244	—	—	1,244
Other comprehensive income					
Foreign currency translation adjustments	—	—	106	—	106
Transfers to affiliates	—	—	267	40	307
Other, net	—	—	—	20	20
Total comprehensive income					1,677
Transfers to affiliates	—	(4,474)	—	—	(4,474)
Advances, distributions and contributions with parent, net	—	(3,000)	—	—	(3,000)
Other, net	—	(20)	—	(48)	(68)
December 31, 2006	—	4,598	1,156	(115)	5,639
Net income	—	957	—	—	957
Other comprehensive income					
Foreign currency translation adjustments	—	—	877	—	877
Other, net	—	—	—	12	12
Total comprehensive income					1,846
Conversion to Spectra Energy Corp	4,598	(4,598)	—	—	—
Transfer of net assets and liabilities from Duke Energy Corporation	12	—	—	(100)	(88)
Common stock dividends	—	(558)	—	—	(558)
Other, net	49	(31)	—	—	18
December 31, 2007	**$4,659**	**$ 368**	**$2,033**	**$ (203)**	**$ 6,857**

Spectra Energy Board of Directors



Paul M. Anderson

Paul Anderson is chairman of the board of directors for Spectra Energy. Prior to the launch of Spectra Energy in January 2007, he served as chairman and chief executive officer for Duke Energy Corporation, a role he held from 2003 until Duke Energy's merger with Cinergy in 2006. He was chairman of Duke Energy from 2006 until the separation of Spectra Energy in January 2007. He served as managing director and chief executive officer of BHP Billiton Ltd and BHP Billiton PLC, which operate on a combined basis as BHP Billiton, the world's largest diversified resources company, from 1998 until his retirement in 2002. Anderson has served on the boards of Fluor Corporation and Temple Inland, Inc., and is currently a director of Qantas Airways, BHP Billiton Limited and BHP Billiton PLC.



Austin A. Adams

Austin Adams is the retired executive vice president and chief information officer of JP Morgan Chase. He assumed that role upon the merger of JPMorgan Chase and Bank One Corporation in July 2004, and served in that position until he retired in October 2006. Before joining Bank One in 2001, Adams served as CIO at First Union Corporation, now Wachovia Corp. He currently serves as a director of NCO Group, owned by JPMorgan Private Equity, as a director of Dun & Bradstreet Corporation, and as a senior advisor to GMAC.



Roger Agnelli

Roger Agnelli is president and chief executive officer of Rio de Janeiro-based Vale, the second largest diversified mining company in the world. He has held that position since 2001. Agnelli served in various positions at Bradesco, a Brazilian financial conglomerate, from 1981 to 2001, and as president and chief executive officer of Bradespar S.A. He is a director of Asea Brown Boveri, a member of the International Investment Council and a member of the International Advisory Committee of the New York Stock Exchange. Agnelli will retire from Spectra Energy's board of directors in May 2008.



Pamela L. Carter

Pamela Carter is president of Cummins Distribution Business. She previously served as president of Cummins Filtration, vice president and manager of Europe, Middle East and Africa business and operations for Cummins, Inc., and as vice president and general counsel of Cummins. Prior to joining Cummins, she served as attorney general for the state of Indiana from 1993 to 1997.



F. Anthony Comper

Anthony Comper is the retired president and chief executive officer of BMO Financial Group. He was appointed to that position in February 1999 and served as chairman from July 1999 to May 2004. He previously served on the board of directors of the Bank of Montreal.



William T. Esrey

William Esrey was elected chairman emeritus of Sprint Corporation, a diversified telecommunications holding company, upon his retirement in May 2003. Prior to then, he served as Sprint's chief executive officer from 1985 to 2003 and as the company's chairman from 1990 to 2003. He also served as chairman of Japan Telecom from 2003 to 2004. Esrey is a director of General Mills, Inc.



Fred J. Fowler

Fred Fowler is president and chief executive officer of Spectra Energy, a director of DCP Midstream and chairman of the board of DCP Midstream Partners, LP. He previously served as group executive and president of Duke Energy Gas, a position he assumed in 2006. Prior to then, Fowler served as president and chief operating officer of Duke Energy Corporation. He served as group vice president of PanEnergy from 1996 until PanEnergy's merger with Duke in 1997, when he was named group vice president, Energy Transmission.



Peter B. Hamilton

Peter Hamilton is the retired vice chairman of Brunswick Corporation, a position he held from 2000 to 2007. While at Brunswick, he also served as president, Brunswick Boat Group, in 2006; president, Life Fitness Division, from 2005 to 2006, president, Brunswick Bowling & Billiards, from 2000 to 2005, and as chief financial officer from 1995 to 2000.



Dennis R. Hendrix

Dennis Hendrix is the retired chairman of the board of PanEnergy Corp. He served as chairman from 1990 to 1997, chief executive officer from 1990 to 1995, and president from 1990 to 1993. He has served as a director of Duke Energy, and is currently on the boards of Newfield Exploration Company and Grant Prideco, Inc.



Michael E.J. Phelps

Michael Phelps is chairman of Dornoch Capital Inc., a private investment company. From January 1988 to March 2002, he served as chairman and chief executive officer of Westcoast Energy Inc., based in Vancouver, British Columbia. Phelps is a director of Canadian Pacific Railway Company and the Kodiak, Globe, and Vancouver Hospital foundations. He is also a director of the Fairborne Energy Trust and the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Games.



Martha B. Wyrsch

Martha Wyrsch is president and chief executive officer of Spectra Energy Transmission, and also chairs the board of trustees of Spectra Energy Income Fund and the board of directors of Spectra Energy Partners, LP. She previously served as president of Duke Energy Gas Transmission, a position she assumed in 2005. She served in a number of leadership capacities with Duke Energy Corporation, including general counsel, senior vice president of legal affairs, and senior vice president and general counsel for Duke Energy Field Services.

Spectra Energy Leadership

*Fred J. Fowler, *president and chief executive officer*

*Gregory L. Ebel, *group executive and chief financial officer*

*William S. Garner, Jr., *group executive, general counsel and secretary*

*Alan N. Harris, *group executive and chief development officer*

Thomas C. O'Connor, *chairman, president and chief executive officer, DCP Midstream*

*Martha B. Wyrsch, *president and chief executive officer, Spectra Energy Transmission*

*Dorothy M. Ables, *vice president, audit services, and chief ethics and compliance officer*

*John R. Arensdorf, *vice president, investor relations*

Brent L. Backes, *group vice president, legal, and general counsel, DCP Midstream*

Toni Beck, *group vice president, communications and public affairs*

Gregory P. Bilinski, *group vice president, operations, engineering and construction*

Douglas P. Bloom, *president, Spectra Energy Transmission West*

Mark A. Borer, *president and CEO, DCP Midstream Partners*

Guy C. Buckley, *vice president, mergers and acquisitions*

*Allen C. Capps, *vice president and treasurer*

Richard A. Cargile, *group vice president, environmental, health and safety, operations and technical services, DCP Midstream*

Stephen W. Craft, *vice president, information technology*

Julie A. Dill, *president, Union Gas*

Pictured left to right: R. Mark Fiedorek, William T. Yardley, Gregory L. Ebel, Brent L. Backes, Patricia M. Rice, Alan N. Harris, Bruce E. Pydee, Julie A. Dill, Fred J. Fowler, William S. Garner, Jr., C. Gregory Harper, Sabra L. Harrington, John R. Arensdorf, Douglas P. Bloom, Laura Buss Sayavedra, Steven M. Sobell, William Waldheim



R. Mark Fiedorek, *group vice president, Southeast transmission and storage*

C. Gregory Harper, *president and chief executive officer, Spectra Energy Partners, LP*

* **Sabra L. Harrington,** *vice president and controller*

Doug Haughey, *president and chief executive officer, Spectra Energy Income Fund*

Joseph F. Hildenbrand, *vice president, planning*

Patrick J. Hester, *associate general counsel, Northeast region*

Christopher Lewis, *group vice president, human resources, public affairs and facilities, DCP Midstream*

Steve H. Ozawa, *associate general counsel*

Christine M. Pallenik, *associate general counsel*

James M. Pruett, *group vice president, human resources and support services*

Bruce E. Pydee, *associate general counsel, Canada*

* **Patricia M. Rice,** *vice president and assistant corporate secretary*

Gregory J. Rizzo, *group vice president, U.S. regulatory and project management*

Rose M. Robeson, *group vice president and chief financial officer, DCP Midstream*

Laura Buss Sayavedra, *vice president, strategic development and analysis*

* **Steven M. Sobell,** *vice president, corporate tax*

William Waldheim, *group vice president, commercial, DCP Midstream*

William T. Yardley, *group vice president, Northeast transmission*

* *Indicates Spectra Energy Corp officer*

Pictured left to right: Gregory J. Rizzo, James M. Pruett, Christine M. Pallenik, Christopher Lewis, Martha B. Wyrsch, Joseph F. Hildenbrand, Allen C. Capps, Rose M. Robeson, Stephen W. Craft, Richard A. Cargile, Gregory P. Bilinski, Patrick J. Hester, Dorothy M. Ables, Mark A. Borer, Doug Haughey, Toni Beck, Guy C. Buckley, Thomas C. O'Connor, Steve H. Ozawa



Spectra Energy Investor Information

Shareholder Services

BNY Mellon Shareowner Services is the Transfer Agent and Registrar for Spectra Energy Corp common stock. Registered shareholders may direct questions about stock accounts, legal transfer requirements, address changes, replacement or dividend checks, replacement of lost certificates or other services by calling toll free 1-866-406-6840, or 1-212-815-3700 for international callers.

Please send written requests to:

Spectra Energy Corp
c/o The BNY Mellon Shareowner Services
Investor Services Department
101 Barclay Street
New York, NY 10286

For electronic correspondence, visit The BNY Mellon Shareowner Services website at www.stockbny.com.

Stock Exchange Listing

Spectra Energy's common stock is listed on the New York Stock Exchange under the trading symbol SE.

Stock Purchase and Dividend Reinvestment Plan

The Spectra Energy Stock Purchase and Dividend Reinvestment Plan provides a simple and convenient way to purchase common stock directly through the company, without incurring brokerage fees. The plan provides for full reinvestment, direct deposit or cash payment of dividends. Purchases may be made weekly. Bank drafts for monthly purchases and depositing certificates into the plan for safekeeping are additional options. Visit The BNY Mellon Shareowner Services website at www.stockbny.com for account management access.

Financial Publications

Spectra Energy Securities & Exchange Commission reports and related financial publications can be found on our website at spectraenergy.com/investors. Printed copies are available upon request.

Duplicate Mailings

If your shares are registered in different accounts, you may receive duplicate mailings of annual reports, proxy statements and other shareholder information. Contact BNY Mellon Shareowner Services for instructions to combine your accounts or eliminate duplicate mailings.

Dividend Payment

Dividends on common stock are expected to be paid in March, June, September and December 2008, subject to declaration by the board.

Website

Additional investor information may be obtained on Spectra Energy's website at spectraenergy.com

Bond Trustee

If you have questions regarding your bond account, please call 1-212-623-5233, or address written correspondence to:

The Bank of New York Mellon
Institutional Trust Services
101 Barclay Street
New York, NY 10286

Spectra Energy is an equal opportunity employer. This report is published solely to inform shareholders and is not considered an offer, or the solicitation of an offer, to buy or sell securities.

SE LISTED NYSE

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Spectra Energy
5400 Westheimer Court
Houston, Texas 77056-5310

spectraenergy.com

END

Spectra Energy